                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                FORM 12b-25/A-1

                          NOTIFICATION OF LATE FILING

                                           Commission File Number  0-21910
                                                                 -------------

(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:  April 27, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

April 27, 1996
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The Registrant hereby amends Part II of the Notification of Late Filing on Form 12b-25.


                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                                 KIDS MART, INC.
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                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date    June 17, 1996                    By  /s/  ROBERT KELLEHER
     ---------------------------         -------------------------------------
                                         Robert Kelleher
                                         Vice President, Chief Operating Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                       [DELOITTE & TOUCHE LLP LETTERHEAD]



June 17, 1996

Kids Mart, Inc.
801 Sentous Avenue
City of Industry, CA 91748
Attention of: Mr. Bernard Tessler, Chief Executive Officer


Dear Sirs:

We are currently in the process of completing our audit of the consolidated financial statements of Kids Mart, Inc. (the "Company") for the eight-month period ended January 27, 1996.

The Company, formerly Frost Hanna Acquisition Group, Inc., acquired all the outstanding shares of capital stock of Holtzman's Little Folk Shop, Inc. ("Holtzman's") from Woolworth Corporation ("Woolworth") and certain of Holtzman's operating assets and liabilities from Kinney Shoe Corporation, a wholly owned subsidiary of Woolworth ("Kinney"), on May 31, 1995 (the "Acquisition"). The preliminary purchase price of the Acquisition was $22,825,000. This purchase price was subject to adjustment based on the final book value of Holtzman's at May 31, 1995.

Subsequent to the Acquisition, disagreements have arisen between the Company and Woolworth regarding the determination of Holtzman's net assets at May 31, 1995. Additionally, the Company filed a complaint against Woolworth and Kinney in Superior Court for the County of Los Angeles on December 5, 1995 alleging fraud, negligent misrepresentation and breach of contract against both Woolworth and Kinney. On January 23, 1996, Woolworth filed and served a cross-complaint against the Company alleging causes of action for money paid on behalf of another and seeks recovery of charges and expenses paid by Woolworth on behalf of the Company.

Additionally, the Company receives information systems, accounting and administrative services from Woolworth pursuant to the terms of a transition service agreement. The initial term of the transition service agreement expires on May 31, 1996. We were informed by management of the Company that on April 30, 1996 Woolworth notified the Company of its decision to terminate the transition service agreement as of May 31, 1996 and discontinue providing these support services to the Company. The Company notified

Woolworth of its interest in extending the transition services agreement until the Company completes the process of performing these functions internally.

Based on further conversation with management of the Company and Kaye, Scholer, Fierman, Hays & Handler, LLP. legal counsel for the Company, we understand that the Company and Woolworth have reached a settlement with Woolworth agreeing to a significant reduction in the purchase price of the Acquisition and also agreeing to extend the term of the transition services agreement, thus discharging all outstanding complaints and cross-complaints between the Company and Woolworth. We were also informed that the Company has not yet completed adjusting its consolidated financial statements to reflect the result of the purchase price adjustment.

Because of the significance that the purchase price adjustment will have on the consolidated financial statements of the Company, until the Company records the purchase price adjustment, we are unable to complete our audit of the consolidated financial statements of Kids Mart Inc. for the eight-month period ended January 27, 1996.


Very truly yours,


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP